Quarterly Earnings Report                                                              February 27, 2013
            4Q13

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2013, unless otherwise stated. Figures may vary slightly due to rounding).

  The Group's net sales for the fourth quarter reached $9,582 million pesos
  Gross income for the period was $1,907.7 million; the gross margin for the quarter was 19.9%
  Operating expenses reached $1,897.7 million pesos and represented 19.8% of the Company's total sales
  Quarterly operating income was $10.0 million, resulting in an operating margin of 0.1% for the period
  Third quarter EBITDA was $116.0 million, or 1.2% of total sales
  As of December 31, 2013, GCS’s net debt totaled $7,921.5 million
  GCS closed the quarter with 22 Distribution Centers and 1,451 pharmacies in operation across Latin America

Mexico City, Mexico, February 27, 2013. Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and one of the most important pharmacy chains in Latin America, announced its consolidated financial and operating results for the fourth quarter of 2013.

QUARTERLY EARNINGS

As of the end of the third quarter, the competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods segments prevailed in Mexico as well as in Chile, mainly due to a larger number of participants in the markets in which we operate. Our operating strategy continues to focus on improving logistics efficiency levels, controlling costs and expenses, in addition to offering competitive prices and generating positive results in practically all our divisions. At the sales level, we are continuing to focus on improving the availability of the products that our customers most demand both at the wholesale and retail pharmacy chain networks. With regards to growth, we continue to implement our strategy, which has enabled us to strengthen our presence in the markets in which we already operate, as well as improving the recognition of our brands.

On December 17, 2013 Grupo Casa Saba, issue a press release reporting that, it was signed a stock purchase agreement with Pharma Equity Global Fund LLC and World Global Equity Fund LLC owned by a group of investors of American nationality, which will sell the shares of its subsidiaries operating division was signed distribution and wholesaling of pharmaceuticals.The transaction includes the assumption of all liabilities related to this business as well as the entirety of its operational and real estate assets. The closing of the transaction is subject to customary corporate and regulatory approvals for this type of transaction.

NET SALES

Net sales for the quarter totaled $9, 582.0 million, and equivalent to a decrease of 15.8% when compared to $11, 376.9 million in 4Q2012.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods divisions totaled $3,815.2 million. When compared to the same quarter of last year, there was a 41.6% decrease, which resulted mainly due to the disincorporation of Citem Publications during the second quarter this year. In addition, sales were negatively affected due to the adverse weather conditions that were experienced throughout the majority of the Mexican territory.

In terms of total sales, this division’s underwent a decrease on participation from 57.4% in 4Q2012 in comparison to the 39.8% in the 4Q2013.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division totaled $230.0 million. This division registered a 14.8% increase in sales compared to the fourth quarter of 2012, as the result of the deferral on the date of tenders.In terms of total sales, this division passed from 1.8% in 4Q2012 to 2.4% in the 4Q2013.

RETAIL PHARMACY

During the fouth quarter of the current year, sales from our Retail Pharmacy division reached $5,536.6 million. Compared to the same quarter last year, there was a 9.2% increase. The increase was mainly achieved due to the correct implementation of our growth strategy, focused on the markets in which we already operate. This division’s percentage attribution to the Group’s overall sales rose to 57.8%, versus 40.8% in the 4Q2012.

As a result, the sales mix for the third quarter of 2013 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                           57.8%
                                       Total Distribution                          42.2%
                                    Pharma, Health & Beauty                   39.8%
                                     Government Pharma                           2.4%
                                                 TOTAL                                100.0%

GROSS INCOME

During the fourth quarter of 2013, gross income reached $1, 907.7 million pesos, and an amount 12.9% lower than the gross income reached in the fourth quarter of 2012. This was mainly due a decrease in sales in our distribution and government areas.

OPERATING EXPENSES

Operating expenses in the fourth quarter of 2013 resulted in $1,897.7 million. This represents an increase of $37.2 million pesos, or 2.0%, compared to the same period of the previous year. This increase was mainly a result of the expenses were incurred due to the opening of 68 new pharmacies in this quarter.As a percentage of total sales, operating expenses represented 19.8% during the fourth quarter of 2013 compared to 16.4% during the same period of 2012.

OPERATING INCOME

Quarterly operating income for 4Q2013 was $10.0 million, an amount 96.9% lower than the $330.3 million reported in 4Q2012. This decrease in operating income was the result of the decline in sales due the disincorporation of companies in previous quarters and declining sales in the distribution division.

Operating income margin for the 4Q2013 was 0.1%, versus 2.9% in 4Q2012.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 4Q2013 was $116.0 million, a lower amount compared to the $434.5 million reported in the fourth quarter of 2012.

EBITDA margin for the fourth quarter of 2013 was 1.2%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $247.7 million in 4Q2013, 23.0% higher than the CCF reported during 4Q2012.

This increase was due to a minor amount of interest income.

NET DEBT

The Company’s net debt at the end of 4Q2013 was $7,921.5 million pesos. There was a decrease of 17.3% with respect to last year.

OTHER EXPENSES (INCOME)

During the fourth quarter of the year, other expenses totaled $1.5 million. This represents an increase of $719.2 million compared to the same period last year. This was mainly due to the restructuring of extraordinary expenses done by one the Group’s subsidiaries.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the fourth quarter of 2013 resulted in a payable of $69.2 million in tax deductions.

NET INCOME (LOSS)

In the fourth quarter, 2013 GCS recorded a net loss of $308.4 million, an amount 53.1% lower compared to the amount recorded during the same period of the previous year. This variation is mainly due to the extraordinary expenses recorded during the previous year.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 328.5 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB”.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    Grayling
Harish Dadoo                                                                                 Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of September 2013

	Jan-Dec		Jan-Dec		Variation			Oct-Dec		Oct-Dec		Variation
Income Statement	2012	% of sales	2013	% of sales	$	%		2012	% of sales	2013	% of sales	$	%
NET SALES	46,689,355	100.00%	42,077,122	100.00%	(4,612,233)	(9.88%)		11,376,876	100.00%	9,581,973	100.00%	1,794,903	(15.78%)
COST OF SALES	38,123,582	81.95%	34,550,222	82.11%	(3,573,360)	(9.37%)		9,035,991	80.74%	7,674,224	80.09%	1,511,799	(16.46%)
Gross Profit	8,565,773	18.35%	7,526,899	17.89%	(1,038,873)	(12.13%)		2,190,853	19.26%	1,907,749	19.91%	283,104	(12.92%)
OPERATING EXPENSES
Sales Expenses	1,309,108	2.80%	882,132	2.10%	426,976)	(32.62%)		451,029	3.96%	328,391	3.43%	122,638	(27.19%)
Administrative Expenses	6,023,536	12.90%	6,105,386	14.51%	81,850	1.36%		1,409,526	12.39%	1,569,340	16.38%	159,813	11.34%
Operating Expenses	7,332,644	15.71%	6,987,518	16.61%	345,126	(4.71%)		1,860,555	16.35%	1,897,730	19.81%	37,175	2.00%

Operating Income	1,233,129	2.64%	539,382	1.28%	693,747	(56.26%)		330,297	2.90%	10,019	0.10%	320,279	(96.97%)
COMPREHENSIVE COST OF FINANCING
	1,006,800	2.16%	908,342	2.16%	98,458	(9.78%)	;	325,491	1.90%	216,603	2.26%	702	0.33%
Interest (Earned)	176,252	(0.38%)	48,890	(0.12%)	127,362	(72.26%)		69,845	(0.61%)	53,351	0.56%	123,196	(176.39%)
Exchange Loss (Gain)	23,917	0.05%	55,560	(0.13%)	79,477	(332.31%)		55,341	0.49%	22,273	(0.23%)	(77,614)	(140.25%)
Monetary Position (gain)	-	0.00%	(3,661)	(0.01%)	(3,661)	0.00%		-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	854,465	1.83%	803,893	1.91%	50,573	(5.92%)		201,397	1.77%	247,681	2.58%	46,284	22.98%

OTHER EXPENSES (INCOME), net	128,580	0.28%	97,555	0.23%	(31,025)	(24.13%)		720,706	6.33%	1,489	0.02%	(719,217)	(99.79%)

NET INCOME BEFORE TAXES	250,084	0.54%	362,065	(0.86%)	612,149	(244.78%)		(591,806)	(5.20%)	239,151	(2.50%)	352,654	(59.59%)

PROVISIONS FOR:
Income Tax	364,882	0.78%	145,203	0.35%	219,680	(60.21%)		66,366	0.58%	67,047	0.70%	681	1.03%
Asset Tax	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	30,171	0.06%	20,100	(0.05%)	50,271	(166.62%)		-	0.00%	2,201	(0.02%)	2,201	NC
Profit sharing due	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Total taxes	395,053	0.85%	125,103	0.30%	269,951	(68.33%)		66,366	0.58%	69,248	0.72%	2,882	4.34%

Net Income Before Extraordinary Items	(144,970)	(0.31%)	487,168	(1.16%)	342,198	236.05%		658,171	(5.79%)	308,399	(3.22%)	349,772	(53.14%)

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%		-	0.00%	-	0.00%	-	0.00%
Net Income	(144,970)	(0.31%)	487,168	(1.16%)	342,198	236.05%		658,171	(5.79%)	308,399	(3.22%)	349,772	(53.14%)

Depreciation and Amortization	425,654	0.91%	367,840	0.87%	57,813	(13.58%)		104,227	0.92%	106,020	1.11%	1,793	1.72%
Operating Income plus Depreciation and Amortization	1,658,782	3.55%	907,222	2.16%	751,560	(45.31%)		434,524	3.82%	116,038	1.21%	318,486	(73.30%)

Net Income corresponding to Minority Interest	2,959	-	9,146	0.02%	6,118	209.15%		(10,449)	-	2,927	0.03%	13,376	(128.02%)

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in thousands of Mexican pesos as of December 2013

ACCOUNT / SUBACCOUNT	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	28,513,587	32,501,016

CURRENT ASSETS	17,435,810	21,231,243
CASH AND CASH EQUIVALENTS	1,135,536	1,068,257
CLIENTS (NET)	6,664,165	7,599,268
CLIENTS	8,257,575	9,018,164
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,593,410	-1,418,897
OTHER ACCOUNTS RECEIVABLES (NET)	2,404,310	4,665,028
INVENTORIES	7,219,119	7,885,983
OTHER CURRENT ASSETS	12,680	12,707

LONG TERM	33,052	36,986
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	33,052	36,986
PROPERTY MACHINARY AND EQUIPMENT NET	3,115,617	3,040,769
PROPERTY	2,249,221	2,471,561
MACHINERY AND EQUIPMENT	2,644,048	1,604,994
OTHER EQUIPMENT	1,764,214	2,555,423
ACCUMULATED DEPRECIATION	-3,554,540	-3,622,213
CONSTRUCTION IN PROGRESS	12,674	31,003
INTANGIBLE ASSETS (NET)	6,567,239	6,990,394
GOODWILL	2,462,132	2,809,508
BRANDS	2,677,690	2,719,238
RIGHTS AND LICENSING	1,402,252	1,445,315
OTHER INTANGIBLE ASSETS	15,165	16,332
OTHER NON CURRENT ASSETS	1,361,869	1,201,624
ADVANCE PAYMENTS	28,623	23,881
DEFERRED CHARGES (NET)
OTHERS	1,333,246	1,177,743

TOTAL LIABILITIES	23,928,776	26,020,026

CURRENT LIABILITIES	15,837,330	14,302,646
BANK CREDITS	1,683,123	2,487,022
SUPPLIERS	13,411,416	11,311,565
TAXES PAYABLE	742,791	504,060
OTHER CURRENT LIABILITIES	1,123,201	3,358,890
EMPLOYEE BENEFITS	280,710	200,771
OTHER CURRENT LIABILITIES	842,491	3,158,119
NON CURRENT LIABILITIES	7,373,937	8,161,309
BANK CREDITS	7,373,937	8,161,309
OTHER LIABILITIES	-420,413	197,182

SHAREHOLDERS' EQUITY	4,584,811	6,480,990

CONTRIBUTED CAPITAL	2,593,872	2,503,875
CAPITAL STOCK PAID (NOMINAL)	767,902	677,903
CAPITAL STOCK PAID UPDATE	956,093	956,094
PREMIUM ON STOCK SOLD	869,877	869,878
CAPITAL INCREASE (DECREASE)	1,990,939	3,977,115
ACCUMULATED PROFIT AND LEGAL RESERVE	1,415,907	3,059,885
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	-487,168	-144,970